Exhibit 99.2

CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	December 31	June 30
	2011	2012
Assets
Current assets:
Cash and cash equivalents (note 11)	$658.9	$630.6
Accounts receivable (note 5)	810.8	823.0
Inventories (note 6)	880.7	879.8
Income taxes receivable	9.1	9.5
Assets classified as held-for-sale	32.1	34.4
Other current assets	71.0	64.2
Total current assets	2,462.6	2,441.5

Property, plant and equipment	322.7	327.0
Goodwill	48.0	47.5
Intangible assets	35.5	32.8
Deferred income taxes	41.4	37.5
Other non-current assets	59.4	64.9
Total assets	$2,969.6	$2,951.2

Liabilities and Equity
Current liabilities:
Accounts payable	$1,002.6	$1,027.3
Accrued and other current liabilities	268.7	241.4
Income taxes payable	39.0	39.0
Current portion of provisions	36.3	24.4
Total current liabilities	1,346.6	1,332.1

Retirement benefit obligations	120.5	118.5
Provisions and other non-current liabilities	11.1	12.7
Deferred income taxes	27.6	27.5
Total liabilities	1,505.8	1,490.8

Equity:
Capital stock (note 8)	3,348.0	3,189.5
Treasury stock (note 8)	(37.9)	(0.8)
Contributed surplus	369.5	419.4
Deficit	(2,203.5)	(2,136.7)
Accumulated other comprehensive loss	(12.3)	(11.0)
Total equity	1,463.8	1,460.4
Total liabilities and equity	$2,969.6	$2,951.2

Contingencies (note 12)

Subsequent event (note 13)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2011	2012	2011	2012
Revenue	$1,829.4	$1,744.7	$3,629.5	$3,435.6
Cost of sales (note 6)	1,703.5	1,627.6	3,386.7	3,206.4
Gross profit	125.9	117.1	242.8	229.2
Selling, general and administrative expenses (SG&A)	62.7	59.9	133.0	119.9
Research and development	3.0	4.0	5.2	7.2
Amortization of intangible assets	3.6	2.4	7.4	4.9
Other charges (note 9)	2.2	17.2	8.1	16.1
Earnings from operations	54.4	33.6	89.1	81.1
Finance costs	1.3	1.0	2.7	1.8
Earnings before income taxes	53.1	32.6	86.4	79.3
Income tax expense (recovery) (note 10):
Current	8.4	5.0	13.2	8.5
Deferred	(1.0)	4.0	(2.5)	4.0
	7.4	9.0	10.7	12.5
Net earnings for the period	$45.7	$23.6	$75.7	$66.8

Basic earnings per share	$0.21	$0.11	$0.35	$0.31

Diluted earnings per share	$0.21	$0.11	$0.34	$0.31

Shares used in computing per share amounts (in millions):
Basic	216.6	210.4	216.0	213.0
Diluted	220.0	212.3	219.6	215.0

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2011	2012	2011	2012
Net earnings for the period	$45.7	$23.6	$75.7	$66.8
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations	1.9	(3.8)	5.2	(2.7)
Change from derivatives designated as hedges	(5.5)	(8.2)	(5.7)	4.0
Total comprehensive income for the period	$42.1	$11.6	$75.2	$68.1

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 8)	Treasury stock (note 8)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss) (a)	Total equity
Balance — January 1, 2011	$3,329.4	$(15.9)	$360.9	$(2,403.8)	$12.3	$1,282.9
Capital transactions (note 8):
Issuance of capital stock	18.0	—	(6.5)	—	—	11.5
Purchase of treasury stock	—	(9.3)	—	—	—	(9.3)
Stock-based compensation and other	—	16.1	8.1	—	—	24.2
Total comprehensive income:
Net earnings for the period	—	—	—	75.7	—	75.7
Other comprehensive income for the period, net of tax:
Currency translation differences for foreign operations	—	—	—	—	5.2	5.2
Change from derivatives designated as hedges	—	—	—	—	(5.7)	(5.7)
Balance — June 30, 2011	$3,347.4	$(9.1)	$362.5	$(2,328.1)	$11.8	$1,384.5

Balance — January 1, 2012	$3,348.0	$(37.9)	$369.5	$(2,203.5)	$(12.3)	$1,463.8
Capital transactions (note 8):
Issuance of capital stock	17.2	—	(10.4)	—	—	6.8
Repurchase of capital stock for cancellation	(175.7)	—	83.1	—	—	(92.6)
Purchase of treasury stock	—	(3.8)	—	—	—	(3.8)
Stock-based compensation and other	—	40.9	(22.8)	—	—	18.1
Total comprehensive income:
Net earnings for the period	—	—	—	66.8	—	66.8
Other comprehensive income for the period, net of tax:
Currency translation differences for foreign operations	—	—	—	—	(2.7)	(2.7)
Change from derivatives designated as hedges	—	—	—	—	4.0	4.0
Balance — June 30, 2012	$3,189.5	$(0.8)	$419.4	$(2,136.7)	$(11.0)	$1,460.4

(a)  Accumulated other comprehensive income (loss) is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2011	2012	2011	2012
Cash provided by (used in):
Operating activities:
Net earnings for the period	$45.7	$23.6	$75.7	$66.8
Adjustments for items not affecting cash:
Depreciation and amortization	19.7	20.5	38.8	39.7
Equity-settled stock-based compensation	9.5	6.4	23.5	17.1
Other charges (recoveries)	(3.6)	9.8	(3.7)	11.7
Finance costs	1.3	1.0	2.7	1.8
Income tax expense	7.4	9.0	10.7	12.5
Other	(6.5)	(4.3)	(4.9)	3.3
Changes in non-cash working capital items:
Accounts receivable	29.5	(62.8)	133.0	(12.2)
Inventories	8.1	33.3	(127.5)	0.9
Other current assets	(10.6)	2.6	(3.4)	6.0
Accounts payable, accrued and other current liabilities and provisions	(79.1)	4.0	(149.0)	(16.0)
Non-cash working capital changes	(52.1)	(22.9)	(146.9)	(21.3)
Net income taxes paid	(16.1)	(4.1)	(20.8)	(8.5)
Net cash provided by (used in) operating activities	5.3	39.0	(24.9)	123.1

Investing activities:
Acquisition, net of cash acquired (note 3)	(78.0)	—	(78.0)	—
Purchase of computer software and property, plant and equipment	(9.9)	(24.0)	(28.5)	(62.8)
Proceeds from sale of assets	8.1	2.9	8.5	3.0
Net cash used in investing activities	(79.8)	(21.1)	(98.0)	(59.8)

Financing activities:
Net borrowings under credit facilities (note 3)	45.0	—	45.0	—
Issuance of capital stock (note 8)	0.8	4.0	11.5	6.8
Repurchase of capital stock for cancellation (note 8)	—	(36.2)	—	(92.6)
Purchase of treasury stock (note 8)	(1.6)	(0.8)	(9.3)	(3.8)
Finance costs paid	(1.1)	(1.0)	(4.5)	(2.0)
Net cash provided by (used in) financing activities	43.1	(34.0)	42.7	(91.6)

Net decrease in cash and cash equivalents	(31.4)	(16.1)	(80.2)	(28.3)
Cash and cash equivalents, beginning of period	584.0	646.7	632.8	658.9
Cash and cash equivalents, end of period	$552.6	$630.6	$552.6	$630.6

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica is a publicly listed company on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in the communications (comprised of enterprise communications and telecommunications), consumer, computing (comprised of servers and storage), and diversified (comprised of industrial, aerospace and defense, healthcare, green technology, semiconductor equipment and other) end markets. Our product lifecycle solutions include a full range of services to our customers including design, supply chain management, manufacturing, engineering, complex mechanical and systems integration, order fulfillment, logistics and after-market services.

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and accounting policies we adopted in accordance with International Financial Reporting Standards (IFRS). These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at June 30, 2012 and the results of operations, comprehensive income and cash flows for the three and six months ended June 30, 2012.

The unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on July 26, 2012.

Functional and presentation currency:

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency. All financial information is presented in millions of U.S. dollars (except per share amounts).

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

We have applied significant estimates and assumptions to our valuations against inventory and income taxes, to the amount and timing of restructuring charges or recoveries, to the measurement of the recoverable amount of our cash generating units, and to valuing our financial instruments, retirement benefit costs, stock-based compensation, provisions and contingencies.  These unaudited interim condensed consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our 2011 annual consolidated financial statements.

more...

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

3.             RECENT ACQUISITIONS

In June 2011, we acquired the semiconductor equipment contract manufacturing operations of Brooks Automation, Inc. These operations, located in Oregon, U.S.A. and Wuxi, China, specialize in manufacturing complex mechanical equipment and providing systems integration services to some of the world’s largest semiconductor equipment manufacturers. The final purchase price was $80.5, net of cash acquired ($78.0 was paid in June 2011). The purchase was financed from cash on hand and $45.0 from our revolving credit facility which we repaid in 2011. On the acquisition date, we recorded $33.8 in goodwill and $12.5 in intangible assets.

In August 2010, we completed the acquisition of Austrian-based Allied Panels Entwicklungs-und Produktions GmbH (Allied Panels), a medical engineering and manufacturing service provider. The purchase price for Allied Panels is subject to adjustment for contingent consideration if specific pre-determined financial targets are achieved through 2012. At December 31, 2011, we had recorded a provision of $3.2 related to this contingent consideration. Based on management’s assessment of the potential outcomes, we determined that this provision was no longer necessary and released our provision as of June 30, 2012 through other charges (note 9(b)).

4.             SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: seasonality of business, the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, follow-on business or losses from new, existing or disengaging customers, the phasing in or out of programs, and changes in customer demand.  We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors and the constantly changing dynamics of the global economy will also continue to impact our business from period-to-period.

Starting with the first quarter of 2012, we have combined our enterprise communications and telecommunications end markets into one communications end market for reporting purposes. Prior period percentages were also combined.

	Three months ended June 30		Six months ended June 30
	2011	2012	2011	2012
Communications	34%	32%	35%	33%
Consumer	25%	21%	25%	22%
Diversified	13%	19%	12%	19%
Servers	17%	16%	16%	15%
Storage	11%	12%	12%	11%

Customers:

For the second quarter and first half of 2012, we had three customers and two customers, respectively, that individually represented more than 10% of total revenue (second quarter and first half of 2011 — three customers). For the second quarter and first half of 2012, RIM accounted for 17% and 18%, respectively, of total revenue (second quarter and first half of 2011 — 19% and 20%, respectively).

In June 2012, we announced that we will wind down our manufacturing services for RIM over the course of the next two quarters. We expect our revenue from RIM and as a result, our revenue in our consumer end market to significantly decrease as we complete the majority of our manufacturing for RIM by the end of the third quarter of 2012.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

5.             ACCOUNTS RECEIVABLE

We have an agreement to sell up to $250.0 in accounts receivable (A/R) on a committed basis and up to an additional $150.0 in A/R on an uncommitted basis. The amount of A/R we sell is subject to pre-determined limits by customer. The A/R facility is with third-party banks which have a Standard and Poor’s rating of A-1 at June 30, 2012. At June 30, 2012, we had sold $45.0 of A/R under this facility (December 31, 2011 — $60.0).  The A/R sold are removed from our consolidated balance sheet and reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the A/R to the banks. We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and commitment fees which we record through finance costs in our consolidated statement of operations. This facility expires in November 2012.

6.             INVENTORIES

We record our inventory provisions and valuation recoveries through cost of sales. We record inventory provisions to reflect changes in the value of our inventory to net realizable value, or valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down. We recorded net inventory recoveries of $2.7 for the second quarter of 2012 and net inventory provisions of $0.8 for the first half of 2012 (second quarter and first half of 2011 — net inventory provisions of $2.0 and $5.7, respectively).

We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance. During the second quarter of 2012, our net inventory recoveries of $2.7 were comprised of a $5.6 credit recorded to reflect the improved recovery of certain inventory offset in part by new provisions of $2.9 for aged inventory.

7.             CREDIT FACILITIES

We have a $400.0 revolving credit facility that matures in January 2015.  We are required to comply with certain restrictive covenants including those relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. We have pledged certain assets as security for borrowings under this facility. Borrowings under this facility bear interest at LIBOR or Prime rate for the period of the draw plus a margin. The terms of these draws have historically been less than 90 days. At June 30, 2012, no amounts were drawn under this facility (December 31, 2011 — no amounts drawn), and we were in compliance with all covenants.  Commitment fees paid in the second quarter and first half of 2012 were $0.5 and $1.0, respectively. At June 30, 2012, we had $26.7 of letters of credit that were issued under our credit facility.

We also have uncommitted bank overdraft facilities available for intraday and overnight operating requirements which total $70.0 at June 30, 2012.  There were no amounts drawn under these overdraft facilities at June 30, 2012 (December 31, 2011— no amounts drawn).

The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

8.             CAPITAL STOCK

On February 7, 2012, the TSX accepted our Normal Course Issuer Bid (NCIB). The NCIB allows us to repurchase, at our discretion, until the earlier of February 8, 2013 or the completion of purchases under the bid, up to approximately 16.2 million subordinate voting shares (representing approximately 7.5% of our total subordinate voting and multiple voting shares outstanding at the commencement of the NCIB) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the NCIB is reduced by the number of

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

subordinate voting shares we purchase for equity-based compensation plans (see below). During the second quarter of 2012, we paid $36.2, including transaction fees, to repurchase for cancellation 4.6 million subordinate voting shares at a weighted average price of $7.84 per share. As of June 30, 2012, we have paid $92.6, including transaction fees, to repurchase for cancellation a total of 10.6 million shares at a weighted average price of $8.73 per share under the NCIB since its commencement in February 2012. At June 30, 2012, we can repurchase up to an additional 5.2 million subordinate voting shares under the NCIB, of which approximately 3 million are intended for cancellation.

From time-to-time, we pay cash for the purchase of subordinate voting shares in the open market by a trustee to satisfy the delivery of subordinate voting shares upon vesting of share unit awards under our equity-based compensation plans. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. During the second quarter and first half of 2012, we paid $0.8 and $3.8, respectively, for the trustee to purchase 0.1 million and 0.4 million, respectively, subordinate voting shares in the open market and we distributed 0.3 million and 4.8 million, respectively, subordinate voting shares upon the vesting of restricted share units (RSUs), performance share units (PSUs) and deferred share units. During the second quarter and first half of 2011, we paid $1.6 and $9.3, respectively, for the trustee to purchase 0.1 million and 0.8 million, respectively, subordinate voting shares in the open market and we distributed none and 1.7 million, respectively, subordinate voting shares upon the vesting of share unit awards. At June 30, 2012, the trustee held 0.1 million subordinate voting shares, with a value of $0.8 (December 31, 2011 — held 4.5 million with a value of $37.9), for delivery under these plans.

During the first quarter of 2011, we cash-settled certain RSUs and PSUs and recorded additional compensation expense to reflect the mark-to-market adjustment on these cash-settled awards of $2.7. Since management currently intends to settle all other share unit awards with shares purchased in the open market by a trustee or with new shares issued from treasury, we expect to continue to account for share unit awards as equity-settled awards. We have not recorded any mark-to-market adjustments since the first quarter of 2011.

The following table outlines the activity for stock-based awards for the six months ended June 30, 2012:

Number of awards (in millions)	Options	RSUs	PSUs (i)

Outstanding at December 31, 2011	8.1	3.5	7.4
Granted (i)	1.1	2.5	2.4
Exercised or settled (ii)	(1.1)	(1.4)	(3.9)
Forfeited/expired	(0.9)	(0.3)	(0.6)
Outstanding at June 30, 2012	7.2	4.3	5.3

The weighted-average grant date fair value of options and share units awarded:	$3.92	$8.21	$9.79

(i)                                    During the first quarter of 2012, we granted 2.4 million (first quarter of 2011 — 2.1 million) PSUs that vest based on the achievement of a market performance condition based on Total Shareholder Return (TSR).  See note 2(n) of our 2011 annual consolidated financial statements for a description of TSR.  We estimated the grant date fair value of these PSUs using a Monte Carlo simulation model. We expect to settle these awards with subordinate voting shares purchased in the open market. The number of PSUs that will actually vest will vary from 0% to 200% depending on the achievement of pre-determined performance goals and financial targets. The number of PSUs in the above table represents the maximum payout of 200%. We granted no PSU awards in the second quarter of 2011 or 2012.

(ii)                                  During the first half of 2012, we received cash proceeds of $6.8 (first half of 2011 — $11.5) relating to the exercise of stock options.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

For the second quarter and first half of 2012, stock-based compensation expense was $6.4 and $17.1, respectively (second quarter and first half of 2011 — $9.5 and $26.5, respectively). The amount of stock-based compensation expense varies each period, and includes mark-to-market adjustments for awards we settled in cash (see above) and plan adjustments. Our performance-based compensation expense generally varies depending on the level of achievement of pre-determined performance goals and financial targets. We amended the retirement eligibility clauses in our equity-based compensation plans in 2011 which accelerated our recognition of the related compensation expense of $3.1 in the first half of 2012 (first half of 2011 — $4.8).

9.             OTHER CHARGES

	Three months ended June 30		Six months ended June 30
	2011	2012	2011	2012

Restructuring (a)	$1.7	$20.1	$7.6	$19.0
Other (b)	0.5	(2.9)	0.5	(2.9)
	$2.2	$17.2	$8.1	$16.1

(a)                               Restructuring:

Our restructuring charges are comprised of the following:

	Three months ended June 30		Six months ended June 30
	2011	2012	2011	2012

Cash charges	$5.3	$7.4	$11.3	$4.4
Non-cash charges (recoveries)	(3.6)	12.7	(3.7)	14.6
	$1.7	$20.1	$7.6	$19.0

In June 2012, we announced that over the course of the next two quarters, we will wind down our manufacturing services for RIM. We manufactured certain of RIM’s smartphone models in Mexico, Romania and Malaysia. We completed our manufacturing for RIM in Romania and Malaysia at the end of June 2012 and we expect to complete the majority of our manufacturing in Mexico by the end of the third quarter of 2012. In connection with this wind down, we recorded restructuring charges of $20.1 in the second quarter of 2012. This is comprised of charges related to the RIM wind down of $21.8 offset in part by reversals of certain prior unrelated restructuring charges totaling $1.7. Cash charges recorded in the second quarter of 2012 were $7.4, comprised of cash charges of $9.1 related to employee termination costs for our RIM manufacturing operations in Mexico, and to a lesser extent in Romania and Malaysia, offset by the $1.7 reversals. We also recorded non-cash charges of $12.7 to write down to recoverable amounts the equipment that was no longer in use at June 30, 2012. The recognition of these charges requires us to make certain judgments and estimates regarding the nature, timing, and amounts associated with the restructuring actions. Our major assumptions included the timing and number of employees to be terminated, the measurement of termination costs to be paid, and the timing of disposition and estimated fair value of assets available for sale. We developed a detailed plan, the components of which were communicated to the affected employees prior to June 30, 2012, and we calculated the termination costs based on statutory requirements. We engaged independent brokers to determine the estimated fair values less cost to sell for assets no longer in use and available for sale. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Adjustments may be required to reflect actual experience or changes in estimates.

Our cash charges for the first half of 2012 included recoveries of $3.0, primarily to reflect a reversal of charges relating to the early settlement of one facility lease. During the second quarter and first half of 2012, we paid employee termination costs and lease payments totaling $3.6 and $11.3, respectively.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

At June 30, 2012, our restructuring provision consists of the following:

Employee termination costs	$9.5
Contractual lease obligations and other costs	0.3
$9.8

We expect to pay our employee termination costs over the next two quarters as we complete our manufacturing and transition activities for RIM.

(b)                               Other:

Includes realized recoveries on certain assets that were previously written down through other charges and acquisition-related transaction costs. During the second quarter of 2012, we released our provision related to the estimated fair value of contingent consideration for our Allied Panels acquisition and recorded the recovery through other charges. See note 3.

(c)                                Impairment of intangible assets and property, plant and equipment:

In addition to the $12.7 impairment loss we recognized through restructuring charges for equipment that is no longer in use at June 30, 2012, we also tested the remaining carrying amounts of the cash generating units (CGUs) that were impacted by the announced wind down of our manufacturing services for RIM in Mexico, Romania and Malaysia. We compared the recoverable amounts using value-in-use to the carrying amounts of these CGUs and determined there was no further impairment against the property, plant and equipment or computer software assets. There is no goodwill or intangible assets associated with these CGUs. The process of determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating future growth and discount rates, and projections of cash flows, among other factors. We did not identify any key assumptions where a reasonably possible change would cause a CGU’s carrying value to exceed its recoverable amount as the carrying values were supported based on the expected cash flows from existing customer programs. Absent a triggering event, we conduct our annual impairment assessment in the fourth quarter of each year as it corresponds with our planning cycle.

10.         INCOME TAXES

Our effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective income tax rate can also vary due to the impact of foreign exchange fluctuations and changes in our provisions related to tax uncertainties.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

11.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, A/R and derivatives used for hedging purposes.  Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, and derivatives.  The majority of our financial liabilities is recorded at amortized cost except for derivative liabilities, which are measured at fair value.  Our term deposits are classified as held-to-maturity and our short-term investments in money market funds are recorded at fair value, with changes recognized through our consolidated statement of operations.

Cash and cash equivalents are comprised of the following:

	December 31	June 30
	2011	2012

Cash	$191.7	$209.2
Cash equivalents	467.2	421.4
	$658.9	$630.6

Our current portfolio consists of bank deposits and certain money market funds that hold primarily U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at June 30, 2012 a Standard and Poor’s rating of A-1 or above.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

Our major currency exposures at June 30, 2012 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the financial instruments standard, we have excluded items such as retirement benefits and income taxes. The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at June 29, 2012.

	Chinese renminbi	Malaysian ringgit	Canadian dollar	Mexican peso	Thai baht

Cash and cash equivalents	$25.8	$1.5	$2.4	$0.4	$5.7
Accounts receivable	17.1	—	5.3	—	—
Other financial assets	0.6	0.7	—	0.2	0.3
Accounts payable and certain accrued and other liabilities and provisions	(31.8)	(16.3)	(27.4)	(19.3)	(16.6)
Net financial assets (liabilities)	$11.7	$(14.1)	$(19.7)	$(18.7)	$(10.6)

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Foreign currency risk sensitivity analysis:

At June 30, 2012, a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table.  The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Chinese renminbi	Malaysian ringgit	Canadian dollar	Mexican peso	Thai baht
		Increase (decrease)
1% Strengthening
Net earnings	$0.5	$(0.1)	$1.7	$(0.1)	$—
Other comprehensive income	—	0.8	1.0	0.4	1.2
1% Weakening
Net earnings	(0.5)	0.1	(1.7)	0.1	—
Other comprehensive income	—	(0.8)	(0.9)	(0.3)	(1.1)

At June 30, 2012, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$295.3	$0.98	15	$(5.4)
Thai baht	134.7	0.03	15	(3.3)
Malaysian ringgit	91.8	0.32	15	(2.8)
Mexican peso	49.4	0.07	12	(0.9)
British pound	52.1	1.57	4	0.6
Chinese renminbi	42.9	0.16	12	(0.4)
Euro	16.2	1.26	4	(0.2)
Singapore dollar	12.6	0.79	12	(0.2)
Romanian leu	12.2	0.29	12	(0.7)
Other	18.3	—	4	—
Total	$725.5			$(13.3)

At June 30, 2012, the fair value of these contracts was a net unrealized loss of $13.3 (December 31, 2011 — net unrealized loss of $13.9).  Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in other comprehensive income until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at June 30, 2012 was not significant, is recognized immediately in our consolidated statement of operations. At June 30, 2012, we recorded $1.2 of derivative assets primarily in other current assets and $14.5 of derivative liabilities in accrued and other current and non-current liabilities. The unrealized gains and losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

12.          CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters.  Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such matters will not have a material adverse impact on our results of operations, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants’ motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of its claims against us, our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court’s dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The parties are currently engaged in the discovery process. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of any actions has been granted by that court. We believe the allegations in the claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

Income taxes

We are subject to tax audits and reviews by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 through 2004 should have been materially higher as a result of certain inter-company transactions.

In connection with a tax audit in Brazil, tax authorities had taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. In June 2011, we received a ruling from the Brazilian Lower Administrative Court that was largely consistent with our original filing position.  As the ruling generally favored the taxpayer, the Brazilian tax authorities appealed the matter to a higher court. In June 2012, the Brazilian Higher Administrative Court unanimously upheld the Lower Administrative Court decision. Although we believe it is unlikely to occur due to the recent unanimous decision by

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

the higher court, the Brazilian tax authorities have the right to present a Special Appeal to change the favorable decision. We did not previously accrue for any potential adverse tax impact for the 2004 tax audit. Brazilian tax authorities are not precluded from taking similar positions in future audits with respect to these types of transactions.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts.  Our position is supported by our Brazilian legal tax advisors.  A change to the benefit realizable on these Brazilian losses could increase our net future tax liabilities by approximately 49.9 million Brazilian reais (approximately $24.7 at current exchange rates).

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in us owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings and if these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

13.          SUBSEQUENT EVENT

In July 2012, we agreed to acquire D&H based in California, U.S.A., a leading manufacturer of precision machined components and assemblies. The operations provide manufacturing and engineering services, coupled with dedicated capacity and equipment for prototype and quick-turn support to some of the world’s leading semiconductor capital equipment manufacturers. We expect the purchase price to be approximately $70 and to be financed from our credit facility or cash on hand. The transaction is subject to customary conditions and is expected to close in the third quarter of 2012.